Canarc Resource Corp. 301-700 West Pender Street Vancouver, BC V6C 1G8	T: 604.685.9700 F: 604.6685-9744 TF: 1.877.684.9700	www.canarc.net CCM: TSX CRCUF: OTCQX

News Release

Canarc Completes Detailed Data Review of Fondaway Canyon Project, Develops New Structural Model for Gold Mineralization,

Commences Ground Magnetic Survey and Drill Permitting in Nevada

Vancouver, Canada – July 5, 2017 – Canarc Resource Corp. (“Company”) (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces that it has completed a detailed data review of the recently acquired, wholly owned Fondaway Canyon gold project in Nevada and has developed a new structural model for gold mineralization on the property. A Phase 1 exploration program is now underway including a ground magnetic survey and permitting for an 8-10 holes diamond drill program.

New Structural Model

Re-analysis of the historic data together with on-going field mapping and sampling by Canarc's recently-hired Exploration Manager have resulted in the development of a new structural model that ties gold-mineralized zones to one main shear system ~~structure~~ and related dilational splays over a 3.5 kilometer (km) strike and up to 800 meter (m) width on the property.

The new model also highlights multiple areas with potential to expand the current gold resources by step out drilling along strike or down dip of the known gold zones, see diagram below.

High-grade gold mineralization (> 3 g/t) occurs within multiple, steep "shear veins" along the district-scale east-west shear zone and also within the linking northeast-trending structures in the dilation zone. Gold occurs with elevated arsenic (arsenopyrite) and antimony (stibnite); silver, copper, lead and zinc contents are extremely low. Late-stage, extensional quartz veins occur within the shear veins and as isolated northeast-trending veins within the dilation zone. Host rocks are Mesozoic carbonaceous siltstones and shales, locally calcareous, and locally hosting lower-grade disseminated mineralization lacking veins. A swarm of mafic dikes occurs along the trend. The mineral system as a whole appears to be transitional between classic shallow epithermal and deeper mesothermal vein environments.

Gold mineralization is enhanced at the intersection between east-west shear veins and northeast extensional veins, especially in the corners of the dilation zone. A good example is historic drill hole TF-114 in the Colorado area, which intersected 7.41 grams per tonne (gpt) gold over 48.8 m including 15.2 m grading 17.61 gpt about 125 m below surface.

In other areas, such as Pack Rat and South Pit, little exploration has been conducted to follow up on gold mineralization intersected over broad widths in shallow historic drilling (e.g. hole TF-250 returned 38.1 m grading 2.80 g/t Au including 12.2 m grading 5.45 g/t about 50 m below surface). Mineralization in all areas remains open at depth.

Significant gold mineralization remains to be explored in many areas, such as the 300 m wide shear-vein swarm at South Mouth, where Tenneco mined to a 35 m depth in 1989. Two historic drill holes under alluvial cover west of the range-front fault at the Pediment zone both intersected gold mineralization, clearly indicating that the main shear hosted gold mineralization at Fondaway is wide open to the west.

Exploration Program Underway

A ground magnetic survey, consisting of 179 line kilometers with 50 m line spacing, is now underway to assist in mapping structures and delineating mafic dikes, which are an important component to the structural system. The results of the magnetic survey along with on-going field mapping and sampling will be integrated into the property database to help refine specific drill targets.

An exploration notice has been submitted to the U.S. Bureau of Land Management. The notice includes up to 10 preliminary drill sites as well as access road construction as needed. The drilling program is scheduled to begin in September 2017. Further details of the drill targets will be released at that time.

In May 2017, Canarc completed an NI 43-101 report updating the mineral resources for the Fondaway Canyon project. The updated resource estimate identified indicated resources of 2,050,000 tonnes grading 6.18 gpt gold for 409,000 contained ounces (oz) and inferred resources of 3,200,000tonnes grading 6.40 gpt gold for 660,000 contained oz.

Canarc’s main exploration objectives at the Fondaway Canyon gold project in 2017 are to expand the shallow gold resources amenable to open pit mining and refine the metallurgical recoveries to produce high-grade flotation concentrates.

FG Project Terminated

In order to focus on existing wholly owned projects, the Company has terminated its Option agreement with Eureka Resources to acquire an interest in their FG Gold project in BC.

Qualified Person:

Dr. Jacob Margolis is a qualified person, as defined by National Instrument 43-101, and has approved the technical information in this news release. Dr. Margolis is engaged as a consultant to Canarc Resource Corp.

Catalin Chiloflischi”

____________________

Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining Company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company creates shareholder value by acquiring, exploring and developing pre-production stage gold mines or properties in the Americas.

For More Information - Please contact:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700

Tel: (604) 685-9700

Fax: (604) 685-9744

Email: catalin@canarc.net

Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, the Company’s ongoing due diligence review in relation to the Acquisition, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.